Ryan Sansom + 1 617 937 2335 rsansom@cooley.com	Via EDGAR

May 12, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Christie Wong

Mr. Terence O’Brien

Ms. Ada Sarmento

Mr. Tim Buchmiller

Re:	Molecular Partners AG

Registration Statement on Form F-1

Filed on April 22, 2021

File No. 333-255447
Ladies and Gentlemen:
On behalf of our client, Molecular Partners AG (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 6, 2021 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-1 filed with the Commission on April 22, 2021 (File No. 333-255447) (the “Registration Statement”), as amended by an Amendment No. 1 to the Registration Statement filed with the Commission on May 4, 2021. We are also concurrently filing an Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which reflects changes in response to the Staff’s comments, as well as other updates.
The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter. For the Staff’s convenience we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

May 12, 2021

Registration Statement on Form F-1
Prospectus Summary, page 1
1.We note your revisions in response to prior comment 1. Please remove references to the "encouraging" activity and/or tolerability of your programs on pages 6, 110 and 140. Please also revise to describe what you mean by "clinical benefit" on page 113.
Response to Comment 1:
In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 112 and 145 of the Amended Registration Statement.
Our Pipeline, page 2
2.We note your response to our prior comment 3. Please remove the two discovery programs from your pipeline table. We will not object to a discussion of the programs below the table.
Response to Comment 2:
In response to the Staff’s comment, the Company has revised its Pipeline on pages 2, 109 and 120 of the Amended Registration Statement.
Our Strategy, page 6
3.We note your revisions in response to prior comment 5. We also note statements that partnering with Novartis will allow you to more rapidly develop your product candidate and that your strategy is to rapidly advance the clinical development of your COVID-19 antiviral therapeutic product candidates. Please revise this disclosure to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.
Response to Comment 3:
In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 6, 110, 114 and 115 of the Amended Registration Statement.
Principal Shareholders, page 179
4.We note your revisions in response to prior comment 17 and reissue in part. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Suvretta Capital Management, LLC and Essex Woodlands Health Ventures VIII, LLC. It appears that UBS Fund Management (Switzerland) AG may be a wholly-owned subsidiary of UBS Group AG. If this is correct, please revise footnote 8 to the table accordingly.
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

May 12, 2021

Response to Comment 4:
The Company respectfully acknowledges the Staff’s comment and in response has revised its disclosure on page 184 of the Amended Registration Statement.
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Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

May 12, 2021

Please direct any questions or comments concerning the Form F-1 or this response letter to either the undersigned at +1 617 937 2335 or Brandon Fenn at +1 212 479 6626.

Very truly yours,

/s/ Ryan Sansom

Ryan Sansom

cc:	Patrick Amstutz, Molecular Partners AG
Julien Gander, Molecular Partners AG
Divakar Gupta, Cooley LLP
Brandon Fenn, Cooley LLP
Deanna Kirkpatrick, Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP
Cooley LLP   500 Boylston Street   14th Floor   Boston, MA   02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com